Press Release

FOR IMMEDIATE RELEASE

For additional information: Jim Gorman 212-454-2278, Media Jonathan Diorio 800-454-2208, Investors Julian Reid 44-20-7233-1333, Chairman of the Board

THE KOREA FUND, INC. ANNOUNCES
EXPIRATION AND PRELIMINARY RESULTS OF TENDER OFFER
     NEW YORK, NY, October 30, 2006 — The Korea Fund, Inc. (NYSE: KF) announced today the preliminary results of its tender offer for up to 2,696,734 shares of its common stock, representing approximately 10% its outstanding shares. The offer expired at midnight, Eastern time, on Friday, October 27, 2006.
     Based upon current information, approximately 5,906,777 shares of common stock, or approximately 21.90% of the Fund’s common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. Because the number of shares tendered exceeded 2,696,734 shares, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. No more than a total of 2,696,734 properly tendered shares will be accepted for payment at a price per share equal to 98% of the net asset value per share as of the business day after the day the offer expired. A final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.
     The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF.”
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     Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, this fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the fund’s shares to greater price volatility.
     Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its shares will trade at, below or above net asset value.
     This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.
     Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

NOT FDIC/ NCUA INSURED	MAY LOSE VALUE	NO BANK GUARANTEE
NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Scudder is part of Deutsche Asset Management which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Asset Management Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Investment Management Americas Inc. and DWS Scudder Trust Company.
(10/06 39958)

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